Exhibit 99.2

CONFIDENTIAL TREATMENT REQUESTED

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential Treatment has been requested with respect to the omitted portions.

Investment Agreement

By and Between

iSoftStone Information Technology (Group) Co., Ltd

iSoftStone Holdings Limited

and

Huawei Technologies Co., Ltd.

Shenzhen, China

September 4, 2012

Investment Agreement

Table of Content

1 Recitals			4
Section	1	Definitions and Interpretation	5
	1.1	Definitions	5
	1.2	Interpretation	9
Section	2	Registered Capital of the JVCO and Shareholders’ Contribution	10
	2.1	Registered Capital	10
	2.2	Parties Making Capital Contribution	10
	2.3	Capital Contribution Obligations	10
Section	3	Incorporation of the Predecessor Entity	10
	3.1	Predecessor Entity	10
Section	4	Closing and Post-closing Arrangement	14
	4.1	Closing and Conditions Precedent	14
	4.2	Closing and Post-closing Arrangement	19
Section	5	Incorporation of the Company	21
	5.1	Establishment	21
	5.2	Registered Address	21
	5.3	Form of Organization	21
	5.4	Laws and Regulations	21
	5.5	Independent Operation	21
Section	6	Business Scope and Operation Term	22
	6.1	Business Scope	22
	6.2	Operation Term	22
Section	7	Equity Transfer and Shareholders’ Rights	22
	7.1	Transfer of Registered Capital	22
	7.2	Capital Increase	25
	7.3	Listing	25
	7.4	Profit Allocation	25
	7.5	iSoftStone’s Call Rights	27
	7.6	Huawei’s Put Rights	27
	7.7	Employee Incentive Scheme	27
Section	8	Shareholders’ Meeting	28
	8.1	Power of the Shareholders’ Meeting	28
	8.2	Proceedings of the Shareholders’ Meeting	29
Section	9	Board of Directors	30
	9.1	Composition of the Board	30
	9.2	Power of the Board	30
	9.3	Proceedings of the Board	32
	9.4	Voting	33
Section	10	Supervisors	33
	10.1	Appointment of Supervisors	33
	10.2	Power of the Supervisors	34
Section	11	Business Management	35
	11.1	Management System	35

Investment Agreement

	11.2	CEO	35
Section	12	Special Obligations and Undertakings of Shareholders	36
	12.1	iSoftStone’s Contribution Obligations and Undertakings	36
	12.2	Huawei’s Contribution Obligations and Undertakings	39
	12.3	Other Special Obligations and Undertakings of the Parties to the JVCO	40
Section	13	Non-Competition	45
	13.1	JVCO	45
	13.2	Non-compete covenants	45
Section	14	Representations and Warranties	47
	14.1	iSoftStone’s Representations and Warranties	47
	14.2	Huawei’s Representations and Warranties	49
Section	15	iSoftStone’s Guarantor	50
	15.1	Guarantee on Performance of this Agreement	50
	15.2	Non-compete Covenants	50
	15.3	Covenants on Business Development Supports	51
	15.4	Representations and Warranties	51
	15.5	Other Covenants	51
Section	16	Finance and Accounting	52
	16.1	Accounting System	52
	16.2	Audit	52
Section	17	Termination	53
	17.1	Early Termination	53
	17.2	Notification Procedures	55
Section	18	Confidentiality	55
	18.1	Confidentiality Obligations of the Parties	55
Section	19	Force Majeure	57
	19.1	Force Majeure	57
	19.2	Program to Deal with an Event of Force Majeure	57
Section	20	Breach of Contract and Remedy	58
	20.1	Breach of Contract	58
	20.2	Remedy for Breach of Contract	58
Section	21	Governing Law and Dispute Resolution	59
	21.1	Governing Law	59
	21.2	Dispute Resolution	59
Section	22	Notice and Delivery	60
	22.1	Method of Notice and Time of Delivery	60
	22.2	Notice Address	60
Section	23	Other Provisions	60
	23.1	Effectiveness	60
	23.2	Amendment, Modification, and Termination	60
	23.3	Waiver	61
	23.4	Effect of Appendixes	61
	23.5	Assignability	61
	23.6	Severability	61
	23.7	Counterparts	61
Appendix	I	List of Restricted Companies	63

Investment Agreement

Appendix	II	List of Contributed Business	64
Appendix	III	List of Personnel Contributed by iSoftStone	65
Appendix	IV	Business Plan of the JVCO	66
Appendix	V	iSoftStone’s Disclosure Schedule	67
Appendix	VI	Huawei’s Detailed Supportive Policies	68
Appendix	VII	Postal Addresses	69

Investment Agreement

INVESTMENT AGREEMENT

In accordance with the Company Law of the People’s Republic of China and other relevant PRC laws and regulations, upon amicable consultation, iSoftStone Information Technology (Group) Co., Ltd. (“iSoftStone”), iSoftStone Holdings Limited and Huawei Technologies Co., Ltd. (“Huawei”) hereby enter into this Investment Agreement (the “Agreement”) on September 4, 2012 in Shenzhen, Guangdong Province of the PRC.

1    Recitals

1.	iSoftStone Information Technology (Group) Co., Ltd. is a leading China-based comprehensive IT services and industry solution provider, serving both Greater China and global clients. Its business scope covers consulting & solutions, IT services and Business Process Outsourcing (BPO) services. iSoftStone Information Technology (Group) Co., Ltd. is an important comprehensive IT services provider and strategic partner in hi-tech, communications, banking, corporate finance and insurance, healthcare, power and public sectors.

2.	iSoftStone Holdings Limited, shareholder of iSoftStone, is listed on the New York Stock Exchange (NYSE: ISS).

3.	Huawei Technologies Co., Ltd. is a leading global information and communications solutions provider. It has established strengths on end-to-end solutions across the telecom networks, terminal devices and cloud computing fields. It is committed to provide competitive comprehensive solutions and services for telecom operators, enterprises and consumers.

4.	iSoftStone and Huawei intend to jointly set up a limited liability company to engage in software outsourcing business in order to meet their strategic demand and the need for business cooperation (the “Transaction”).

NOW, THEREFORE, in accordance with the provisions of the PRC laws and adhering to the principles of equality and mutual benefit, the parties, through amicable consultation, hereby agree to the following:

Investment Agreement

Section 1    Definitions and Interpretation

1.1	Definitions

Unless otherwise defined herein, the following terms shall have the meanings ascribed to them below:

1.1.1	“JVCO” means a limited liability company jointly established by iSoftStone and Huawei to engage in the software outsourcing business;

1.1.2	“Affiliate” means, with respect to a given enterprise or a legal person, any other enterprise or legal person that (1) directly or indirectly, Controls, (2) is Controlled by, or (3) is under common Control with such enterprise or legal person either through the possession of shares, equity or any other arrangement. For purpose of this Agreement, the JVCO and Affiliates under its Control (if any) are not considered to be iSoftStone’s or Huawei’s Affiliates;

1.1.3	“Control” means possession of more than fifty percent (50%) equity or interest of an enterprise or such other entity, or has the power to nominate or direct the management of the enterprise or such other entity, or has the right to nominate or elect the company’s majority directors or has the right to decide the financial and operating policies of the enterprise or such other entity, as well as such other circumstance under which a party may gain interest from the operating activities of such enterprise or such other entities;

1.1.4	“iSoftStone Group” means iSoftStone and its Affiliates, excluding the JVCO and the Affiliates controlled by it;

1.1.5	“Huawei Group” means Huawei and its Affiliates, excluding the JVCO and the Affiliates controlled by it;

1.1.6	“Parties to the JVCO” or “Parties” means iSoftStone and Huawei;

1.1.7	“iSoftStone Holdings Limited”, a company with limited liability incorporated and validly existing under the laws of the Cayman Islands, with its address at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Tianwen Liu is its authorized representative;

Investment Agreement

1.1.8	“Shareholders’ Meeting” means the JVCO’s shareholders meeting;

1.1.9	“Board” means the board of directors of the JVCO;

1.1.10	“Articles of Association” means the articles of association entered into by the Parties to the JVCO pursuant to this Agreement for the purpose of establishing the JVCO, as well as any amendment from time to time in the future;

1.1.11	“Intangible Assets” collectively refers to the following types of intangible and identifiable non-monetary asset worldwide: (a) patent; (b) trade secret; (c) right of database, industrial design, common law copyright, copyright, copyright registration and application, original works and all other rights worldwide corresponding thereto; (d) mask works; (e) industrial design and the right worldwide to register and apply for the same; (f) the right in and to a web address on the internet and domain name and the right to apply for and register the same; (g) trade names, trade dresses, marks, trademarks, service marks and corporate names, including the right in and to the foregoing and goodwill attached to any of the foregoing as well as the right to register and apply for the foregoing and all other rights worldwide corresponding thereto; (h) intellectual properties contained in software; (i) the right similar, corresponding or comparable to any of the foregoing; and (j) all co-owned or partial interests in any of the foregoing;

1.1.12

“Business Contributed by iSoftStone Group” means the business of providing end-to-end IT services by iSoftStone Group’s technology and communications strategic divisions to Technology and Communications Clients, but excluding the following businesses: (i) distribution and integration services provided by iSoftStone Group to major international IT service providers such as Microsoft, HP and IBM towards non “Technology and Communications Clients”, (2) any existing business acknowledged by the Parties to the JVCO that are not agreed by the clients to be contributed to the JVCO, (3) any existing subsidiaries in the US and any current business, assets, employees or intangible assets located in the US, and (4) other excluded existing and future businesses as agreed upon by the Parties to the JVCO, provided that iSoftStone ensures the Total Business Volume of the Business Contributed by iSoftStone Group and the contribution of business concerning Key Clients to the JVCO as listed in Appendix II hereto. Details of the business contributed to the JVCO are shown in Appendix II hereto.

Investment Agreement

“Technology and Communications Clients” means Chinese and international clients in the following business: telecom operators, telecom equipment manufacturers, e-commerce and Internet companies, electronics manufacturers, computer software, semiconductors and computer peripherals manufacturers;

1.1.13	“Huawei Group’s Software Outsourcing Business” means software outsourcing business that Huawei Group is the direct or ultimate contract awarding party. Huawei Group’s Software Outsourcing Business includes the existing Huawei Group’s Software Outsourcing Business undertaken by iSoftStone Group prior to Closing and Huawei Group’s Software Outsourcing Business that Huawei is going to contribute to the JVCO upon the latter’s incorporation;

1.1.14	“Non-Huawei Group Business” means business that Huawei Group is not the direct or ultimate contract awarding party. Non-Huawei Group Business includes those business which fall under Business Contributed by iSoftStone Group but to which Huawei Group is not the direct or ultimate contract awarding party, and business newly undertaken by the Predecessor Entity upon its incorporation and business newly undertaken by the JVCO upon its incorporation, both the direct or ultimate contract awarding party is not Huawei Group;

1.1.15

“Direct Business Transfer” means transfer of contracts, agreements and such other non-official documents that have contractual obligations and are legally or customarily binding in connection with Business Contributed by iSoftStone Group to be contributed to the Predecessor Entity by iSoftStone Group, as well as transfer to the Predecessor Entity any signed letter of intent and such other client resources approached by iSoftStone and/or its Affiliates in connection with the Business Contributed by iSoftStone Group, namely, with respect to Business Contributed by iSoftStone Group to be contributed to the Predecessor Entity, in the case any contract and/or letter of intent (e.g. the contracts with the clients listed in Appendix II hereto) has been signed, approval from the other party to such contract and/or letter of intent shall be obtained in order to replace the party to such contract and/or letter of intent by the Predecessor Entity.

Investment Agreement

All rights and obligations of iSoftStone or its Affiliates in such contract and/or letter of intent shall be assumed by the Predecessor Entity upon its amendment. In the case no contract and/or letter of intent has been entered into, the Predecessor Entity shall, as the business undertaking party, directly enter into contract with the contract awarding party;

1.1.16	“Back-to-Back Business Transfer”. If, due to special circumstances, iSoftStone Group fails to carry out the Direct Business Transfer with respect to the Business Contributed by iSoftStone Group, iSoftStone shall arrange, upon written consent of Huawei, to transfer to Predecessor Entity all actual rights and obligations of any contract relating to the Predecessor Entity derived from the Business Contributed by iSoftStone Group since the Predecessor Entity’s Date of Incorporation and iSoftStone and/or its Affiliate shall give assistance thereto. If, the Predecessor Entity has performed any such contract, but the rights under the performed contract are enjoyed by iSoftStone and/or its Affiliate, iSoftStone and/or its Affiliate shall, upon deduction of necessary taxes and/or charges, transfer to Predecessor Entity all such gains it has obtained from such contractual rights;

1.1.17	“Business Volume” (or “Total Business Volume”). Business Volume or Total Business Volume referred to herein shall be calculated on the basis of contract value, provided however, when evaluating Business Volume of Business Contributed by iSoftStone Group, such Business Volume or total Business Volume shall be calculated according to accounting principles generally accepted in US and is subject to audit;

1.1.18	“Fiscal Year”, the JVCO shall adopt calendar year, beginning January 1 and ending December 31; but the first Fiscal Year of the JVCO shall commence from the JVCO’s Date of Incorporation and end on December 31 of that year.

1.1.19	“Yuan” means Renminbi Yuan.

Investment Agreement

1.2	Interpretation

Unless otherwise specified herein, the following principles shall apply in the interpretation of this Agreement:

(1)	Any reference herein to any section or Appendix is to such section or Appendix in this Agreement;

(2)	Reference to any laws, regulations, decrees or other normative documents shall include references to any such laws, regulations, decrees or other normative documents as they may, from time to time, be amended or re-enacted;

(3)	Reference to any agreements or contracts shall include references to any such agreement or contract as it may, from time to time, be amended, supplemented or waived unless otherwise expressly specified;

(4)	A “Person” shall include any natural person, partnership, corporation, government or such other entity qualified as independent legal person, and shall include heirs thereof (either through merger or otherwise);

(5)	Day means natural day, and Business Day means Monday to Friday as well as any Saturday or Sunday that is open for business according to holiday arrangement announced by the State Council of the People’s Republic of China and shall exclude public holidays;

(6)	When any number of days is prescribed in any document, the same shall be reckoned inclusively of the first and the last day unless the last day does not fall on a Business Day, in which case the last day shall be the next succeeding day that is a Business Day;

(7)	The headings of sections and appendices herein are used for referencing convenience only and shall not affect the construction of this Agreement in any way.

Investment Agreement

Section 2    Registered Capital of the JVCO and

      Shareholders’ Contribution

2.1	Registered Capital

The registered capital of the JVCO shall be RMB100 million (¥100,000,000).

2.2	Parties Making Capital Contribution

The Parties making capital contribution pursuant hereto are:

(1)	iSoftStone Information Technology (Group) Co., Ltd., a limited liability company incorporated and validly existing under the laws of the People’s Republic of China with its address at Room 205, Block 2, Building No. 9, No. 8 West Dongbeiwang Road, Haidian District, Beijing. Legal representative: Tianwen Liu;

(2)	Huawei Technologies Co., Ltd., a limited liability company incorporated and validly existing under the laws of the People’s Republic of China with its address at the Huawei Headquarters Office Tower located in Ban Tian, Longgang District, Shenzhen. Legal representative: Yafang Sun.

2.3	Capital Contribution Obligations

(1)	iSoftStone shall make capital contribution in cash in the amount of RMB75 million (¥75,000,000), constituting 75% of the registered capital;

(2)	Huawei shall make capital contribution in cash in the amount of RMB25 million (¥25,000,000), constituting 25% of the registered capital.

Section 3    Incorporation of the Predecessor Entity

3.1.	Predecessor Entity

(1)	Within fifteen (15) Business Days of execution hereof, iSoftStone shall incorporate a limited liability company in Wuhan, Hubei Province, PRC (the “Predecessor Entity”) with registered capital of RMB75 million (¥75,000,000).

Investment Agreement

(2)	Upon the establishment of the Predecessor Entity, iSoftStone shall promptly perform its capital contribution obligations specified in Section 2.3 above by contributing all registered capital it subscribed in a lump sum or in installments no later than October 31, 2012, namely, iSoftStone shall contribute RMB75 million (¥75,000,000) to the Predecessor Entity, and shall engage a qualified PRC accountant to verify the capital contribution and issue a capital verification report.

(3)	Within three (3) months from the date of issuance of the business license of the Predecessor Entity by the competent Administration for Industry and Commerce having jurisdiction to register the Predecessor Entity (the “Predecessor Entity’s Date of Incorporation”), iSoftStone shall, and shall cause its Affiliates to, assign, transfer, deliver, or cause other party to assign, transfer, deliver, or contribute in the form specified by applicable laws, the following assets and personnel (unless otherwise agreed by the Parties in writing):

iSoftStone shall contribute to the Predecessor Entity the Business Contributed by iSoftStone Group. Such contribution may be made by means of transferring current contracts undertaken by iSoftStone Group and new business contracts to be entered into by the Predecessor Entity in the future.

1)	Contribution of Business Contributed by iSoftStone Group

a)	The Business Contributed by iSoftStone Group to be contributed by iSoftStone to the JVCO shall be completely transferred to the Predecessor Entity pursuant to Appendix II by means of Direct Business Transfer.

b)	Unless otherwise agreed by the Parties in writing, if iSoftStone fails to complete aforementioned Direct Business Transfer within three (3) months of the Predecessor Entity’s Date of Incorporation, it shall complete the Back-to-Back Business Transfer within three (3) months of Predecessor Entity’s Date of Incorporation.

Investment Agreement

c)	Direct Business Transfer and Back-to-Back Business Transfer are collectively referred to as “Business Transfer”.

d)	Notwithstanding the above, with respect to Business Contributed by iSoftStone Group to be contributed by iSoftStone to the Predecessor Entity, all business relating to key clients consented to by the Parties between January 1, 2012 to October 31, 2012 (hereinafter the “Key Clients”, with their names listed in Appendix II hereto; any outsourcing business undertaken by iSoftStone, the direct or ultimate awarding party of which is a client or its Affiliate, shall be considered such client’s business.) shall be transferred within three (3) months of the Predecessor Entity’s Date of Incorporation pursuant to clause a) above (unless otherwise agreed by the Parties in writing).

2)	Except the cases described in Appendix V hereto, within three (3) months of the Predecessor Entity’s Date of Incorporation, iSoftStone shall transfer the Intangible Assets relating to the Business Contributed by iSoftStone Group to the Predecessor Entity without charge, including without limitation the Intangible Assets listed in Section 1.1 of Appendix V hereto.

3)	Within three (3) months of the Predecessor Entity’s Date of Incorporation, iSoftStone shall contribute current Huawei Group’s Software Outsourcing Business undertaken by it to the Predecessor Entity, and such contribution shall be made by means described in Section 3.1(3)-1)-a). iSoftStone’s employees currently undertaking Huawei Group’s Software Outsourcing Business (the name list of them is in Appendix III(1) hereto) shall also be transferred to the Predecessor Entity. iSoftStone and the Predecessor Entity shall ensure that such employees will continuously undertake the abovementioned Huawei Group’s Software Outsourcing Business during their employment with iSoftStone or the Predecessor Entity, unless it has been four weeks or longer since such employees ceased to undertake any Huawei Group’s Software Outsourcing Business and Huawei consents to a change of such employees’ posts. Except in the case set forth in the previous sentence, in no event shall iSoftStone or the Predecessor Entity transfer any of such employees’ job resulting them engaging in Non-Huawei Group Business of the Business Contributed by iSoftStone Group.

Investment Agreement

4)	As mentioned in Section 3.1(3)-1)-a) and 3.1(3)-1)-b) above, iSoftStone shall contribute to the Predecessor Entity qualified management team, key employees and ordinary employees of the business to be contributed (the management team and key employees are collectively referred to as the “Key Employees”, with their names listed in Appendix III(2) hereto). iSoftStone shall, within three (3) months of the Predecessor Entity’s Date of Incorporation, use its best endeavor to cause its Key Employees to enter into lawful Employment Agreements with the Predecessor Entity or enter into Position Contracts based on the Labor Secondment Agreement that was entered into by and between the Predecessor Entity and a labor-outsourcing company.

(4)	The Parties understand and agree that Huawei shall, on the Predecessor Entity’s Date of Incorporation, recommend relevant personnel to be stationed in the Predecessor Entity, to participate in activities specified in 4.1-(2) below and to assume liaison work between the Parties prior to Closing. iSoftStone and the Predecessor Entity shall use their best efforts to assist and cooperate with the abovementioned personnel recommended by Huawei.

The Parties understand and agree that during the period between the Predecessor Entity’s Date of Incorporation and the JVCO’s Date of Incorporation (as defined below), iSoftStone and the Predecessor Entity shall promptly disclose to the personnel recommended by Huawei any investment or financing transaction in excess of RMB500,000 in a single or a series transaction of the Predecessor Entity (including but not limited to outbound investment, asset acquisition and disposal, asset swap, asset lease, asset mortgage and/or pledge of assets for its own debt, borrowing or external guarantee, entrustment of wealth management) as well as any related-party transaction of the Predecessor Entity. If Huawei discovers in connection with any of the above circumstance that iSoftStone failed to properly perform its obligations under this Agreement, Huawei has the right to request, in writing, that iSoftStone and the Predecessor Entity rectify the breach and to terminate this Agreement if iSoftStone fails to make such rectification within fifteen (15) days of receipt of such written notice.

Investment Agreement

Section 4    Closing and Post-closing Arrangement

4.1	Closing and Conditions Precedent

(1)	Closing of the Transaction hereunder (the “Closing”) means that Huawei, the Predecessor Entity and iSoftStone enter into a Capital Increase and Equity Expansion Agreement (the “Capital Increase and Equity Expansion Agreement”) and that Huawei, pursuant to the Capital Increase and Equity Expansion Agreement, performs its capital contribution obligations specified in Section 2.3 above by contributing capital it had subscribed for in a lump sum payment.

The Parties to the JVCO agree that the date on which Huawei enters into Capital Increase and Equity Expansion Agreement with the Predecessor Entity and iSoftStone pursuant to the abovementioned agreements and performs its capital contribution obligations specified in Section 2.3 above pursuant to the Capital Increase and Equity Expansion Agreement by contributing capital it had subscribed for in a lump sum payment shall be the closing date of the Transaction (the “Closing Date”). The Parties to the JVCO shall complete the Closing within 30 days (or any other period agreed upon by the Parties to the JVCO in writing) upon the satisfaction of the conditions agreed in Section 4.1(2) below, subject to the time, conditions and methods of capital contribution agreed upon in the Capital Increase and Equity Expansion Agreement.

(2)	The Parties to the JVCO agree that iSoftStone, Huawei and the Predecessor Entity shall or cause their Affiliates to satisfy the conditions specified in items 1-17 below on or before October 31, 2012, or any other date agreed upon by the Parties to the JVCO in writing, and shall deliver an audit report to Huawei according to item 18 below:

1)	The Parties to the JVCO have signed this Agreement, the appendices hereto and any agreement contemplated hereby and iSoftStone Holdings Limited has signed this Agreement;

Investment Agreement

2)	iSoftStone has performed its capital contribution obligations specified in Section 2.3 above and has delivered to Huawei a capital verification report proving that it has paid the full amount of the registered capital it subscribed for;

3)	Other than the exceptions agreed to by the Parties in writing, iSoftStone has completed the Business Transfer in accordance with Section 3.1(3)-1) above, including the transfer of business relating to Key Clients listed in Appendix II pursuant to Section 3.1(3)-1)-d) above. Moreover, Business Volume in connection with the Direct Business Transfer shall not be less than 70% of that of Business Transfer, the Business Volume in connection with Back-to-Back Business Transfer shall not exceed 30% of that of Business Transfer, and Huawei shall assist in the contribution of Huawei Group’s Software Outsourcing Business currently undertaken by iSoftStone Group to the Predecessor Entity.

4)	iSoftStone has completed the transfer of Intangible Assets to the Predecessor Entity according to Section 3.1(3)-2) above;

5)	With the assistance from Huawei, iSoftStone has contributed to the Predecessor Entity the Huawei Group’s Software Outsourcing Business that is currently undertaken by iSoftStone Group in accordance with Section 3.1(3)-3) above, and as of the Closing Date, iSoftStone’s employees that are currently involved in Huawei Group’s Software Outsourcing Business shall, during the term of their employment contract, continuously perform Huawei Group’s Software Outsourcing Business for the JVCO unless it has been four weeks or longer since such employees ceased to undertake any Huawei Group’s Software Outsourcing Business and Huawei consents to a change of such employees’ posts;

Investment Agreement

6)	The number of Key Employees who will, as of the Closing Date, have executed, in accordance with Section 3.1(3)-4) above, lawful Employment Agreements or Position Contracts based on the Labor Secondment Agreement that was entered into by the Predecessor Entity and a labor-outsourcing company (deducting the number of Key Employees who will have left their posts before executing the Employment Agreements with the Predecessor Entity or a labor-outsourcing company, or Position Contracts based on the Labor Secondment Agreement that was entered into by the Predecessor Entity and a labor-outsourcing company, provided that the number of Key Employees who will have left their posts shall not exceed 5% of the number of Key Employees listed in Appendix III(2)) shall not fall short of 90% of the total number of Key Employees listed in Appendix III(2);

7)	iSoftStone, Huawei and the Predecessor Entity shall enter into a Transition Service Agreement with terms reasonably satisfactory to the Parties to the JVCO and Huawei agrees to provide supports to facilitate the execution of such agreement;

8)	This Agreement and the Transaction hereunder have been approved by the board of directors of iSoftStone Holdings Limited;

9)	Directors and supervisors to be nominated or recommended by iSoftStone to the JVCO and the senior management set forth in Section 11.1 herein have been confirmed;

10)	Except any changes or exceptions acknowledged by the Parties to the JVCO, the representations and warranties made by iSoftStone hereunder are completely true, correct and complete on the Closing Date, and there has not occurred, from and after the date hereof until Closing Date, any material change that may cause material adverse effect to the Transaction;

11)	As of the Closing Date, all financial information provided by iSoftStone and the Predecessor Entity in connection with the Business Contributed by iSoftStone Group and the Predecessor Entity for the purpose of this Transaction is completely true, correct and complete, and there has not occurred any material change that may cause material adverse effect to the Transaction from the date hereof until the Closing Date;

Investment Agreement

12)	As of the Closing Date, the Predecessor Entity is not subject to insolvency, liquidation or receivership, and the net asset of the Predecessor Entity shall be not less than the capital contribution of iSoftStone specified in Section 2.3 above. As of the Closing Date, there is no such event, fact, condition or other circumstance that would have or would reasonably be expected to have a material adverse effect on the Predecessor Entity’s asset structure and status, financial condition, operating capability and/or profitability. Moreover, the Predecessor Entity has not adopted any resolution to wind-up or dissolve or take any measures for the purpose of declaring bankruptcy. In addition, the Predecessor Entity has promptly submitted to the relevant government authority all documents required thereby and has promptly paid to relevant government authority all taxes and charges payable;

13)	As of the Closing Date, the Predecessor Entity has all requisite power and authority to enter into the transaction documents to which it is a party, perform its obligations thereunder, consummate relevant transactions, and own, lease, use and/or operate its assets and properties, and the execution and delivery of the transaction documents to which the Predecessor Entity is a party, performance of its obligations thereunder and consummation of relevant transactions have received requisite authorization without requiring the Predecessor Entity or any of its Affiliates to go through any other corporate (or equivalent) procedures;

14)	As of the Closing Date, there have been no such laws, regulations or any judgment, award, decision, injunction, determination, order, request, demand or resolution from any court, competent government authority, any other third party, transferor or target company that would have restricted, prohibited, revoked or hindered or would reasonably be expected to restrict, prohibit, revoke or hinder the progress of the Transaction or any matter thereunder, or to have a material adverse effect on the Transaction or the outcome of any matter therein;

Investment Agreement

15)	As of the Closing Date, there has been no such or occurrence of such time, fact, condition, change or other circumstance of the Predecessor Entity that would have or would reasonably be expected to have a material adverse effect on the asset structure and status, financial condition, operating capability and/or profitability of the Parties to the JVCO;

16)	As of the Closing Date, official notices have been given on approval of all matters under this Agreement by the relevant government authorities or other entities (including entities to which the Parties agree to make voluntary notifications). The Parties to the JVCO understand and agree that iSoftStone shall be responsible for all such approval and notification and shall give a prior notice to the other Party on all the matters in connection therewith and obtain the prior consent of such other Party, including but not limited to submissions for approval, correspondences, any other communications in written or non-written form and any decisions or covenants. The parties hereto hereby acknowledge and agree, notwithstanding anything to the contrary contained in this Agreement, if a party believes that any situation arising from the said approval or notification procedures will have a material impact upon Huawei’s interests, the parties hereto shall solve such situation through friendly consultation and reach solutions satisfactory to the Parties;

17)	iSoftStone has fully performed and observed its obligations and covenants that it is required hereunder to perform and observe prior to Closing;

18)

iSoftStone and the Predecessor Entity shall, not later than November 30, 2012, deliver to Huawei (1) an audit report of the Predecessor Entity (the “Audit Report”) and (2) a review report (the “Review Report”) with respect to specific financial information on the amount of revenues and costs of the Business Contributed by iSoftStone Group, each prepared by a qualified third party based on the generally accepted accounting principles in China.

Investment Agreement

The Audit Report shall contain, in addition to the balance sheet as of October 31, 2012 and the income statement of the Predecessor Entity for the period between the Predecessor Entity’s Date of Incorporation and October 31, 2012, disclosure in the explanatory notes of: (i) the amount of revenues from Huawei and from the Business Contributed by iSoftStone Group (broken down by client) as listed in Appendix II; (ii) financial information about the Intangible Assets listed in Appendix V; (iii) information on related-party transaction; and (iv) any major subsequent events from the balance sheet date (October 31, 1012) till the date of the Audit Report. The Review Report shall indicate, in addition to the amount of revenues from Huawei and from the Business Contributed by iSoftStone Group (broken down by client) as listed in Appendix II from January 1, 2012 till October 31, 2012 (or till the date of completion of Direct Business Transfer, if the Direct Business Transfer to the Predecessor Entity occurs before October 31, 2012), the breakdown of costs attributable to revenues from Huawei from January 1, 2012 till October 31, 2012 (or till the date of completion of the Direct Business Transfer, if the Direct Business Transfer to the Predecessor Entity occurs before October 31, 2012) and specify the principles for cost allocation;

19)	Letter of confirmation signed by the Parties to the JVCO to confirm the satisfaction of the conditions specified in above (1)-(18).

The Parties to the JVCO agree that both sides have their own discretion to decide whether or not to directly carry out Closing by waiving one or more conditions precedent set forth in Section 4.1.(2) above.

4.2	Closing and Post-closing Arrangement

(1)	Capital Increase and Equity Expansion by the Predecessor Entity

Upon the Closing, the Predecessor Entity shall, according to the Capital Increase and Equity Expansion Agreement, carry out the capital increase and equity expansion with Huawei, and Huawei shall contribute all newly increased capital in a lump sum payment to the account designated by the Parties for capital verification according to the requirements set forth in the Capital Increase and Equity Expansion Agreement. Upon completion of the capital increase and equity expansion, equity held by Huawei in the Predecessor Entity shall be increased to 25% and equity held by iSoftStone, the existing shareholder, in the Predecessor Entity shall be decreased to 75%.

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(2)	Capital Verification and Capital Verification Certificate

iSoftStone and the Predecessor Entity undertake that they will, within three (3) Business Days of Huawei’s making capital contribution according to the Capital Increase and Equity Expansion Agreement, engage a qualified PRC accountant to verify the capital contribution made by Huawei and issue a capital verification report. Within ten (10) Business Days of completing the capital verification, the Predecessor Entity shall produce a shareholders’ registry, which includes Huawei as one of the shareholders, and shall issue to Huawei a capital contribution certificate signed by the legal representative and affixed with the seal of the Predecessor Entity.

(3)	Amendment of Registered Particulars at the Administration for Industry and Commerce

iSoftStone and the Predecessor Entity shall, according to the requirements of the competent Administration for Industry and Commerce, prepare all necessary registration documents and report the capital increase and equity expansion in connection with the Predecessor Entity to the competent Administration for Industry and Commerce for examination and approval. Huawei shall promptly assist and cooperate with iSoftStone and the Predecessor Entity in going through the abovementioned examination and approval formalities and to promptly sign all necessary documents and submit necessary certifications.

Upon registration and approval by the Administration for Industry and Commerce, Huawei shall become a shareholder of the JVCO upon registration at the Administration for Industry and Commerce and shall hold 25% equity of the JVCO, and iSoftStone shall hold 75% equity of the JVCO.

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Section 5    Incorporation of the Company

5.1	Establishment

The establishment date of the JVCO shall be the date on which the Predecessor Entity is approved by the competent industrial and commercial authority to complete the registration of amendment (“JVCO’s Date of Incorporation”).

5.2	Registered Address

The registered address of the JVCO shall be: Wuhan, Hubei Province, PRC.

5.3	Form of Organization

The JVCO shall be a limited liability company. The shareholders of the JVCO are only liable to the JVCO up to the share of the registered capital of the JVCO that such shareholders shall subscribe for. The JVCO shall be liable for all its debts and obligations to the extent of its own assets.

5.4	Laws and Regulations

The JVCO shall be a legal person registered under the laws of the PRC and the activities of the JVCO shall be governed and protected by the laws and regulations of the PRC.

5.5	Independent Operation

The JVCO shall independently conduct its business and accounting operation and is entitled to dispose of and manage all of its assets at its discretion.

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Section 6    Business Scope and Operation Term

6.1	Business Scope

The business scope of the JVCO shall be: development of computer-related technology, technology service, technology training, technology consultancy, development and whole-sale of computer software and hardware; import and export of commodities and technologies, and import and export agency service, the details of which shall be agreed to in the Articles of Association of the JVCO.

6.2	Operation Term

The term of the JVCO shall be fifty (50) years. Prior to the expiration of the term hereof, the Parties to the JVCO may extend the term upon agreement and the JVCO will survive during such extended term as agreed by the Parties to the JVCO.

Section 7    Equity Transfer and Shareholders’ Rights

7.1	Transfer of Registered Capital

(1)	Equity Transfer and its Restriction

Within four (4) years upon the JVCO’s Date of Incorporation, any Party to the JVCO that seeks to transfer, pledge or otherwise dispose of (or enter into any agreement to dispose of) all or part of its interest in the JVCO (for the purpose of this Section 7.1, such party is referred to as the “Transferring Party” and the other party is referred to as the “Other Party to the JVCO”) shall obtain written consent of the Other Party to the JVCO. Without the written consent of the other Party to the JVCO, the Transferring Party shall not transfer, pledge or otherwise dispose of (or enter into any agreement to dispose of) all or part of its interest in the JVCO to any third party. Before a written consent of the Other Party to the JVCO is obtained, the Transferring Party shall not, in connection with the proposed transfer, pledge or otherwise disposal of (or entering into any agreement to dispose of) any interest in the JVCO, claim any right against the Other Party to the JVCO on the ground that such written consent of the Other Party to the JVCO is not obtained.

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After four (4) years upon the JVCO’s Date of Incorporation, any Party that seeks to transfer, pledge or otherwise dispose of (or enter into any agreement to dispose of) all or part of its interest in the JVCO shall obtain the written consent of the Other Party to the JVCO, provided that the Other Party to the JVCO who disagrees may purchase the offered interests pursuant to Section 7.1(2) below; otherwise, if the Other Party to the JVCO chooses not to purchase, it shall be deemed that such Other Party to the JVCO has consented to such transfer. Notwithstanding the foregoing, if the third party is a restricted company of the Other Party to the JVCO (as set forth in Appendix I hereof, subject to the supplement or amendment from time to time as agreed by the Parties to the JVCO), the Transferring Party shall not transfer all or part of its interests in the JVCO to such third party without the written consent of the Other Party to the JVCO; meanwhile, the Other Party to the JVCO has no obligation to purchase such interests under the same or different conditions and it shall not be deemed that the Other Party to the JVCO has consented to such transfer if it fails to agree in writing or chooses not to purchase.

If the Transferring Party transfers the interests to a third party pursuant to the foregoing provisions, it shall complete the transfer within ninety (90) Business Days after the Other Party to the JVCO agrees (i.e. the date of completion of industrial and commercial registration) or is deemed to agree that the Transferring Party transfers the interests to a third party; otherwise, the consent or deemed consent of the Other Party to the JVCO shall cease to be effective, except that the Other Party to the JVCO notifies the Transferring Party in writing that its consent or deemed consent continues to be effective.

When the pledged interests are disposed of for any reason, the Other Party to the JVCO shall have the right of first refusal.

(2)	Right of First Refusal

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If, during the operation term of the JVCO, the Transferring Party intends to transfer its interests to a third party (“Expected Purchaser”) in compliance with Section 7.1(1) above, the Transferring Party shall give a 3-month prior written notice (the “Selling Notice”) to the Other Party to the JVCO, indicating its transfer intention and conditions (including without limitation the portion of the interest in the JVCO to be transferred, the name of the Expected Purchaser, the purchase price and other major transaction terms) and granting the Other Party to the JVCO the right of first refusal for purchasing up to all of the offered interests under the same conditions with the Expected Purchaser. If any portion of the purchase price is payable in any form other than cash, the cash equivalent fair price thereof shall be mutually agreed by the Parties to the JVCO.

Such written notice shall constitute an offer of the Transferring Party to the Other Party to the JVCO for the sale of the JVCO’s interests to the Other Party to the JVCO under the same conditions (including but not limited to transfer price) with the Expected Purchaser. Within thirty (30) Business Days upon receipt of the Selling Notice, the Other Party to the JVCO shall notify the Transferring Party whether it will and how it will exercise the right of first refusal hereunder. If the Other Party to the JVCO fails to notify the Transferred Party in writing of its intention to exercise the right of first refusal, it shall be deemed to have given up such right of first refusal.

(3)	Tag-along Rights

During the term of the JVCO, if in compliance with Section 7.1(1) above, iSoftStone wishes to sell its interests in the JVCO to an unaffiliated Expected Purchaser and such sale will cause iSoftStone to own less than 51% interest in the JVCO, then Huawei shall have the right to sell the same percentage of its interests in the JVCO along with iSoftStone on the conditions specified in the Selling Notice. If Huawei wishes to exercise its tag-along rights under this paragraph, it shall notify iSoftStone in writing of its intent to exercise such rights within thirty (30) Business Days upon receipt of the Selling Notice. If Huawei does not notify iSoftStone in writing of its intent to exercise the tag-along rights within the said period of time, it shall be deemed to have waived such tag-along rights.

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(4)	Effect of Transfer in Breach of Contract

The transfer of interests by the Transferring Party in breach of Section 7.1 shall be invalid.

7.2	Capital Increase

In connection with any additional capital increase of the JVCO, the Parties to the JVCO shall be entitled to contribute to the capital increase in proportion to the percentage of their respective paid-up capital.

7.3	Listing

If the JVCO is qualified for domestic or overseas listing of its securities, the Parties to the JVCO will consult each other on this issue.

7.4	Profit Allocation

The Parties to the JVCO confirm that the JVCO will not pay dividend to shareholders in connection with the net profits generated from the JVCO’s Date of Incorporation until December 31, 2015, provided that the Parties to the JVCO may still determine the profit allocation pursuant to this section.

The Parties to the JVCO agree that (1) the net profits generated from the JVCO’s Date of Incorporation until December 31, 2013 shall belong to iSoftStone;(2) provided that the quality of deliverables, the delivery schedule and the comprehensive costs of the JVCO comply with the standards set forth in the Software Outsourcing Vendor Agreement between Huawei and iSoftStone Group (including its Affiliates) or between Huawei and the JVCO, if Huawei Group’s Software Outsourcing Business Volume contributed by Huawei to the JVCO in 2013 is less than 90% of the Business Volume to be contributed by Huawei in 2013 specified in Appendix II, the Parties to the JVCO agree to adjust the allocation ratios for the net profits of the JVCO in the Fiscal Year 2014 as below:

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JVCO’s net profits allocation to Huawei in the Fiscal Year 2014 = Net Profits of the JVCO in the Fiscal Year 2014 * Percentage of Ownership by Huawei * Huawei Group’s Software Outsourcing Business Volume actually contributed by Huawei to the JVCO in 2013 / Huawei Group’s Software Outsourcing Business Volume committed by Huawei to contribute to the JVCO in 2013 as specified in Appendix II

Any amendment or change to Section 7.4 — Profit Allocation shall become effective after it is agreed in writing by the Parties to the JVCO or agreed in writing and unanimously adopted by shareholders at the Shareholders’ Meeting of the JVCO after the Date of Incorporation.

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7.5	iSoftStone’s Call Rights

The Parties hereto acknowledge and agree that if Huawei Group’s Software Outsourcing Business Volume contributed by Huawei to the JVCO in 2015 is less than 50% of the volume that Huawei has committed to contribute in 2015 due to Huawei’s intentional misconduct or gross negligence, iSoftStone shall have the right to purchase the interest held by Huawei in the JVCO, upon a 90-day prior written notice, at a fair market value to be determined in an asset appraisal report issued by a qualified asset appraiser engaged by and acceptable to the Parties to the JVCO. The appraisal costs shall be borne by the JVCO. If the Parties disagree on the results of the appraisal, the provisions of Section 21 of this Agreement shall govern.

7.6	Huawei’s Put Rights

The Parties hereto acknowledge and agree that if the Business Volume of Non-Huawei Group’s Business generated from business contributed by iSoftStone to the JVCO in 2015 is less than 50% of the Business Volume that iSoftStone has committed in 2015 due to iSoftStone’s intentional misconduct or gross negligence, Huawei shall have the right to sell the interest held by it in the JVCO to iSoftStone, upon a 90-day prior written notice, at a fair market value to be determined in an asset appraisal report issued by a qualified asset appraiser engaged by and acceptable to the Parties to the JVCO. The appraisal costs shall be borne by the JVCO. If the Parties disagree on the results of the appraisal, the provisions of Section 21 of this Agreement shall govern.

7.7	Employee Incentive Scheme

Subject to relevant laws and regulations, the JVCO may adopt an employee option or similar employee incentive scheme by adoption of a resolution at the Shareholders’ Meeting (the “Incentive Scheme”)(the employees shall not have voting rights on those matters to be decided at the Shareholders’ Meeting as a result of such Incentive Scheme), provided that if such Incentive Scheme is converted into the shareholding of the JVCO, the shareholding upon conversion shall not exceed 10% shareholding of the JVCO. The adoption of such Incentive Scheme shall be subject to the mutual consent of the Parties to the JVCO.

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Section 8    Shareholders’ Meeting

8.1	Power of the Shareholders’ Meeting

The Shareholders’ Meeting shall consist of all shareholders and shall be authorized with the following powers:

(1)	review and approve operation guidelines and business strategies (operation guidelines mean the policies which will have an effect with a duration of more than one year on the JVCO as a whole rather than one or more departments of the JVCO);

(2)	review and approve the decisions of financial and operation policies which are made in the ordinary course of business and are consistent with the operation guideline and business strategy of the company;

(3)	subject to Sections 9.1 and 10.1, elect and replace non-employee Directors and supervisors and determine the remuneration thereof;

(4)	review and approve the Board’s report ;

(5)	review and approve the supervisors’ report;

(6)	review and approve annual financial budget consistent with the operation guideline and business strategy of the company;

(7)	subject to Section 7.4, review and approve the profit distribution plan and loss recovery plan of the JVCO;

(8)	adopt a resolution on the capital increase or decrease of the JVCO;

(9)	adopt a resolution on any bond issuance of the JVCO;

(10)	adopt a resolution on any merger, split, dissolution, liquidation or change of company form of the JVCO;

(11)	adopt a resolution on any changes to the size of the Board of the JVCO;

(12)	adopt a resolution on any changes to the scope of authorized powers of the Board of the JVCO;

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(13)	review and approve any equity incentive plan or option plan;

(14)	adopt a resolution on any securities issuance and public listing of the JVCO;

(15)	adopt a resolution on any of the foregoing matters in connection with any directly or indirectly controlled subsidiary of the JVCO;

(16)	review and approve the amendment of the Articles of Association;

(17)	review and approve those matters which are not adopted by the Board and for which Huawei has a veto right at the Board’s level;

(18)	review other matters that are reserved for determination by the Shareholders’ Meeting under the laws, administrative regulations, rules or Articles of Association.

8.2	Proceedings of the Shareholders’ Meeting

The initial meeting of the Shareholder’ Meeting shall be called and presided by the shareholder that owns the biggest percentage of shares.

The shareholders shall exercise their voting rights in proportion to their shareholding percentage at the Shareholders’ Meeting.

The Shareholders’ Meeting shall have regular meeting and interim meeting. A notice for holding the Shareholders’ Meeting shall be circulated to all shareholders fifteen (15) days in advance. The regular meeting shall be held twice a year. An interim meeting shall be held upon a proposal by shareholders representing over 1/10 voting rights, 1/3 of the Directors or a supervisor.

The Shareholders’ Meeting shall be called by the Board and presided by the Chairman. When the Chairman is unable or fails to fulfill his/her responsibilities, the Vice Chairman shall act instead. When the Vice Chairman is unable or fails to fulfill his/her responsibilities, a Director jointly appointed by over  1/2 Directors shall act instead. When the Board is unable or fails to call the Shareholders’ Meeting, a supervisor shall act instead. If the supervisor fails to call and preside over the meeting, the shareholders representing over 1/10 of the voting rights can call and preside over the meeting.

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The adoption of a resolution on the matters set forth in Sections 8.1(1), (3), (5), (7) — (17) hereof at the Shareholders’ Meeting shall require unanimous approval of all shareholders. The adoption of a resolution on the matters set forth in Section 8.1(15) shall apply to proceedings applicable to similar matters of the JVCO. Except the aforementioned cases in this paragraph, other matters submitted to the Shareholders’ Meeting shall be approved by shareholders representing more than  1/2 of all voting rights of the JVCO.

Section 9    Board of Directors

9.1	Composition of the Board

The Board shall consist of five (5) Directors, nominated by shareholders and elected by the Shareholders’ Meeting. iSoftStone shall have the right to nominate three (3) Directors, and Huawei shall have the right to nominate two (2) Directors. The Chairman and Vice Chairman shall be elected by the Board; the Chairman shall be the Director nominated by iSoftStone and the Vice Chairman shall be the Director nominated by Huawei. The Chairman shall be the legal representative of the JVCO.

A Director shall serve a term of three (3) years and may serve any number of consecutive terms if reappointed upon the expiration of his/her term. If a position on the Board is vacated by the retirement, resignation, illness, disability, death or removal of a Director, the Party that originally appointed such Director shall within ten (10) Business Days appoint a successor to serve out the remainder of such Director’s term by adopting a resolution at the Shareholders’ Meeting.

The Parties to the JVCO hereby undertake to use their best endeavors to cause the Directors nominated by the other Party to be elected to the Board.

9.2	Power of the Board

The Board shall be responsible to the Shareholders’ Meeting and shall have the following powers:

(1)	call and report to the Shareholders’ Meeting;

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(2)	implement the resolution of the Shareholders’ Meeting;

(3)	prepare the operation guideline and business strategy;

(4)	prepare the financial and operation policies which are made in the ordinary course of business and are consistent with the operation guideline and business strategy of the company;

(5)	prepare the annual financial budget;

(6)	prepare the profit distribution plan and loss recovery plan;

(7)	prepare the capital increase or decrease or bond issuance plan;

(8)	determine the organizational structure and basic management system;

(9)	prepare the plan for merger, split, dissolution or change of company form;

(10)	determine the establishment of branch or subsidiary;

(11)	adopt a resolution regarding the appointment or dismissal of the auditor or other changes having material effect on the company’s audit and financial principles;

(12)	determine any transaction exceeding a certain amount in value individually or collectively in terms of similar businesses in a year, other than the annual business plan and the matters to be determined by the Shareholders’ Meeting, including but not limited to outbound investment, joint venture with a third party, equity transaction, acquisition and sale of asset, asset swap, asset lease, asset mortgage and/or pledge for its own debts, borrowing or external guarantee, entrustment of wealth management and related-party transaction;

(13)	Subject to Section 11.1, decide on the employment or dismissal of a manager or any other senior officer of the JVCO and on the compensation of such officers;

(14)	Other matters provided in the Articles of Associations of the company or authorized by the Shareholders’ Meeting.

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Over 2/3 affirmative votes of all Board members is required before resolution and implementation for the matters set forth in the above items (3), (7), (9), (10), (11) and (14), and any transaction exceeding RMB500,000 in value individually or collectively in terms of similar businesses of a year, other than the annual business plan and the matters to be determined by the Shareholders’ Meeting described in item (12) above (including but not limited to outbound investment, joint venture with a third party, equity transaction, acquisition and sale of asset, asset swap, asset lease, asset mortgage and/or pledge for its own debts, borrowing or external guarantee, entrustment of wealth management and related-party transactions). Except the cases described in the previous sentences in this paragraph, over  1/2 affirmative votes of all Board members is required for other matters of the JVCO to be submitted to the Board for resolution and implementation.

9.3	Proceedings of the Board

(1)	The Board shall hold at least two (2) meetings a year at the registered place, principal business address or other places agreed by the Board and a 15-day prior meeting notice shall be sent to all the Directors.

(2)	The quorum of the Board meeting shall be no less than 1/2 Directors. A Director may attend the Board meeting in person or by proxy with a power of attorney. Failure by a director to attend the meeting in person or by proxy without good cause shall be deemed to mean that he/she has attended the meeting and waived his/her voting right.

(3)	An interim meeting shall be called by the Chairman upon a written proposal made by more than 1/3 of the Directors indicating the matters to be discussed within thirty (30) days upon receipt of such proposal. The Chairman shall determine the time and place of such interim meetings. When the Chairman is unable to fulfill his/her responsibilities, the Vice Chairman shall act instead. When the Vice Chairman is unable fulfill his/her responsibilities, a Director selected by the other Directors shall act instead.

(4)	The Chairman shall list the meeting agenda and call and preside over the Board meeting and a written notice setting forth the date, time, place and matters to be discussed shall be circulated to the Directors at least twenty (20) days in advance, provided that such requirement may be waived under urgent circumstances upon the consent of all the Directors of the JVCO.

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(5)	The Board shall designate a person to keep complete and accurate records in Chinese for all Board meetings and the matters and businesses to be discussed at the meeting. The minutes of the Board meeting shall be signed by the Directors present at the meeting (including those attending by proxy) after review (who shall submit his/her amendment or comment onsite) and shall be kept together with copies of the meeting notice by the Chairman or a person designated by the Chairman. The minutes of the Board meeting shall be circulated to all Directors for record within fifteen (15) days after the meeting.

(6)	The Board may convene a meeting and vote on matters by fax or other communication methods, and take any action in light of the voting result, provided that such fax or other communication method has obtained unanimous consent of all Board members. Such written consent shall be filed together with the minutes of the Board meeting, with the same legal effect as resolutions adopted at the meetings held onsite.

9.4	Voting

Each Director who attends the Board meeting in person or by proxy (including the Chairman) shall have one vote.

Section 10    Supervisors

10.1	Appointment of Supervisors

The JVCO shall have two (2) supervisors in lieu of setting up a board of supervisors, and iSoftStone and Huawei shall nominate each of them.

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The Parties to the JVCO hereby undertake that, they will use their best endeavors to cause the supervisor nominated by the other Party to become the supervisor of the JVCO after election.

10.2	Power of the Supervisors

Each supervisor shall have the following powers:

(1)	attend the Board meeting;

(2)	examine the financial affairs of the JVCO, including but not limited to review of the accounting books and relevant financial data of the company;

(3)	supervise and monitor the activities of the Directors and other senior officers of the JVCO when they perform their duties for the JVCO; propose to the Board the dismissal of any Director or other senior officers who have violated the laws, administrative regulations or the Articles of Association of the JVCO or the resolution of the Shareholders’ Meeting;

(4)	require the Directors and other senior officers of the JVCO to rectify any of his/her acts that is harmful to the interests of the JVCO or the shareholders of the JVCO;

(5)	propose to hold an interim meeting, call and preside over the Shareholders’ Meeting when the Board fails to call and preside such meeting in accordance with the Company Law of the PRC;

(6)	submit a proposal to the Shareholders’ Meeting;

(7)	bring lawsuits against the Director and other senior officers of the JVCO in accordance with Article 152 of the Company Law of the PRC; and

(8)	Other power granted by the laws, regulations and the Articles of Associations of the JVCO.

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Section 11    Business Management

11.1	Management System

The JVCO shall establish a CEO-led operation management structure that is responsible to the Board for its day-to-day business management. The CEO shall be responsible for implementing various resolutions of the Board, and shall lead the business management organization of the JVCO. The CEO and his/her responsibilities may only be changed by the Board. The CEO shall also concurrently hold the office of the Chairman and is to be appointed by the Board.

The Chief Operation Officer (COO), Chief Financial Officer (CFO), Chief Human Resource Officer (CHO) and the general manager of JVCO Huawei business shall be appointed by iSoftStone.

The deputy general manager of JVCO Huawei business (in charge of the delivery and quality of JVCO Huawei business), Chief Quality Officer of JVCO Huawei business (Huawei Business CQO), the Controller of the JVCO and the deputy HR director of JVCO Huawei business shall be appointed by Huawei. Notwithstanding the foregoing provisions, the Parties understand and agree that the deputy HR director of JVCO Huawei business shall not be considered a senior officer of the JVCO.

The above senior officers appointed by iSoftStone and Huawei shall be engaged and dismissed by the Board of the JVCO. Notwithstanding any of the foregoing, the replacement, engagement and dismissal of any senior officer of the JVCO appointed by Huawei shall be approved by Huawei in writing.

11.2	CEO

11.2.1	Responsibilities and Power of the CEO

The CEO shall be responsible for the day-to-day business management of the JVCO. The CEO shall be responsible to the Board for such responsibilities as implementing various resolutions of the Board, leading and organizing the day-to-day production, technology and business management of the JVCO. To the extent authorized by the Board, the CEO shall act on behalf of the JVCO, appoint his/her subordinates and fulfill other responsibilities as authorized by the Board.

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11.2.2	Term of the CEO

The CEO shall serve a term of three (3) years, renewable upon appointment by the Board. If such position is replaced before his/her term expires, a successor shall serve out the remainder of such CEO’s term.

Section 12    Special Obligations and Undertakings of Shareholders

12.1	iSoftStone’s Contribution Obligations and Undertakings

(1)

iSoftStone shall use its best endeavors to fulfill or cause any of its Affiliates to fulfill its obligations within the specified period before Closing as set forth in the Section 4.1(2) above. Subject to the exception agreed in writing by the Parties, if the Parties to the JVCO are unable to consummate the Closing based on the conditions set for in Section 4.1 above due to any reason attributable to iSoftStone, including but not limited to: (a) the Business Volume of Business Contributed by iSoftStone Group to the Predecessor Entity is lower than 80% of the Business Volume of Business Contributed by iSoftStone Group as set forth in Appendix II; (b) the number of Key Employees who will, as of the Closing Date, have executed, in accordance with the provisions of Section 3.1(3)-4) above, lawful Employment Agreements or Position Contracts based on the Labor Secondment Agreement that was entered into by and between the Predecessor Entity and a labor-outsourcing company (deducting the number of Key Employees who will have left their posts before executing the Employment Agreements with the Predecessor Entity or a labor-outsourcing company, or Position Contracts based on the Labor Secondment Agreement that was entered into by the Predecessor Entity and a labor-outsourcing company, provided that the number of Key Employees who will have left their posts shall not exceed 5% of the number of Key Employees listed in Appendix III(2)) falls short of 80% of the total number of Key Employees listed in Appendix III(2), and if any of the Closing conditions in Section 4.1 above is not satisfied for any reason attributable to iSoftStone, and the Closing does not occur as a result, Huawei has the right to notify iSoftStone in writing and ask iSoftStone to cause such Closing conditions to be satisfied within ninety (90) days upon iSoftStone’s receipt of such notice.

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If the aforesaid Closing conditions in Section 4.1 above are still not satisfied within ninety (90) days upon the receipt of such notice due to any reason attributable to iSoftStone, Huawei has the right to terminate this Agreement and require iSoftStone to pay liquidated damages equal to RMB5,000,000. The payment of such liquidated damages shall not affect Huawei’s right to seek for remedies pursuant to Section 20.2;

(2)	iSoftStone shall use its best endeavors to procure the completeness of the Business Contributed by iSoftStone Group, i.e. all contracts, personnel, Intangible Assets relevant to the Business Contributed by iSoftStone Group shall be completely contributed to the Predecessor Entity;

(3)	iSoftStone shall use its best endeavors to cause, from the Predecessor Entity’s Date of Incorporation to the JVCO’s Date of Incorporation, iSoftStone and the Predecessor Entity to disclose to the personnel recommended by Huawei any investment or financing transaction in excess of RMB500,000 in a single or a series transaction of the Predecessor Entity (including but not limited to outbound investment, acquisition and sale of asset, asset swap, asset lease, asset mortgage and pledge for its own debts, borrowing, security and entrustment of wealth management), and any related-party transaction thereof;

(4)	In connection with the Business Contributed by iSoftStone Group that has completed Back-to-Back Business Transfer, iSoftStone shall use its best endeavors to complete the Direct Business Transfer. If, as of January 1, 2014, iSoftStone Group still uses the Back-to-Back Business Transfer, iSoftStone will pay liquidated damages to Huawei in an amount equal to the contract value of the Business Volume of the Back-to-Back Business starting from January 1, 2014. Notwithstanding the foregoing, the transfer under an exception arrangement agreed in writing by the Parties to the JVCO shall not constitute a breach of iSoftStone and such exception arrangement shall be deemed that the Direct Business Transfer has completed.

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(5)	Non-Huawei Group Business between 2013 and 2015

iSoftStone shall contribute the Business Contributed by iSoftStone Group to the JVCO in the manner specified in Section 3.1(3)-1) and upon such contribution the Business Volume of the Non-Huawei Group Business of the JVCO in each year between 2013 and 2015 shall meet the requirements set forth in the Appendix II hereto.

(6)	iSoftStone undertakes that, for each Fiscal Year starting from 2015, the Total Business Volume generated by Non-Huawei Group Business to the JVCO (including all businesses organically generated by the JVCO, all businesses acquired by the JVCO through merger and acquisition, and all businesses contributed by iSoftStone Group to the JVCO without a consideration upon its acquisition of such businesses)(in terms of the contract value of the Business Volume or Total Business Volume) will exceed 50% of the Total Business Volume of the JVCO of such year (“Percentage of Non-Huawei Group Business Volume”).

(7)	After the JVCO’s Date of Incorporation, if the number of Key Employees to be contributed have not executed Employment Agreements with the JVCO or its subsidiary or branch, or Position Contracts based on the Labor Secondment Agreement that was entered into by JVCO or its subsidiary or branch and a labor-outsourcing company (deducting the number of Key Employees who will have left their posts before executing the Employment Agreements with the Predecessor Entity or a labor-outsourcing company, or Position Contracts based on the Labor Secondment Agreement that was entered into by the Predecessor Entity and a labor-outsourcing company, provided that the number of Key Employees who will have left their posts shall not exceed 5% of the number of Key Employees listed in Appendix III(2)) exceeds 10% of the total number of Key Employees to be contributed, for the portion exceeding 10% of the total number of Key Employees to be contributed, iSoftStone shall pay the JVCO RMB100,000 for each Key Employee to be contributed who has not executed such Employment Agreement or such Position Contract.

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(8)	The senior officers seconded by iSoftStone to the JVCO may retain their employment relationship with iSoftStone, in which case such officers will receive no compensation from the JVCO but iSoftStone will charge the JVCO a service fee for the services performed by such officers at the rate equal to the compensation payable to the personnel at the same posts in the JVCO, and iSoftStone will enter into certain consultancy agreement or service agreement with the JVCO for payment of such service fee. Notwithstanding the foregoing provisions, the senior officers appointed by iSoftStone to the JVCO (including CEO, COO, CFO and CHO of the JVCO appointed by iSoftStone as specified in Section 11.1 above) shall retain their employment relationship with iSoftStone. The Parties to the JVCO will further agree on the compensation paid to the above senior officers appointed by iSoftStone and the method of payment as well. The JVCO shall pay all costs for such senior officers other than their compensation.

12.2	Huawei’s Contribution Obligations and Undertakings

(1)	Contribution of Huawei Group’s Software Outsourcing Business to the JVCO

Huawei shall contribute Huawei Group’s Software Outsourcing Business Volume to the JVCO from 2013 to 2015 in the Business Volume as set forth in Appendix II (i.e. RMB650 million in 2013, RMB950 million in 2014, and RMB1.2 billion in 2015). The Business Volume to be contributed by Huawei to the JVCO shall be determined based on the contract value offered by Huawei. If during the course of performing services to Huawei, the JVCO fails to meet the service standards specified in the Software Outsourcing Vendor Agreement between Huawei and iSoftStone Group (including its Affiliates) or between Huawei and the JVCO in the aspects of quality of its deliverables, delivery schedule and comprehensive costs of the JVCO, Huawei shall, upon the occurrence of such circumstance, have the right to give a written notice to the JVCO and make a reasonable adjustment of any subsequent Huawei Group’s Software Outsourcing Business Volume.

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(2)	The number of key employees in the positions of R&D management, quality management and HR management and other employees necessary for the business of the JVCO shall be no more than 20. The key employees and ordinary employees contributed by Huawei to the JVCO shall sign an Employment Agreement in compliance with laws with the JVCO within 30 days of the JVCO’s Date of Incorporation, and the senior officers appointed by Huawei to the JVCO pursuant to Section 11.1 hereof shall retain their employment relationship with Huawei. The Parties to the JVCO will further agree on the compensation paid to the above senior officers appointed by Huawei and the method of payment as well. The JVCO shall pay any costs for such senior officers other than their compensation. Huawei shall cause the senior officers, key employees and ordinary employees seconded by it to the JVCO to execute written documents containing undertakings regarding compliance with all laws and codes of conduct applicable to the JVCO, including but not limited to the Foreign Corrupt Practices Act of the United States, that are reasonably satisfactory to iSoftStone.

12.3	Other Special Obligations and Undertakings of the Parties to the JVCO

12.3.1	Covenants and Undertakings of the Parties to the JVCO

(1)	Business Plan

After the Closing Date, the JVCO shall operate in accordance with the business plan to be determined by the Board of Directors (a preliminary business plan agreed upon by the Parties to the JVCO is attached hereto as Appendix IV).

The Parties to the JVCO undertake that they shall endeavor to accomplish the targets in the preliminary business plan of the JVCO.

(2)	Warranties on Non-Huawei Group Business Volume

The Parties to the JVCO agree that during each Fiscal Year of the JVCO starting from 2015, if the Percentage of Non-Huawei Group Business Volume undertaken by the JVCO is less than 50% of the Business Volume of the JVCO, Huawei Group shall have the right to reduce the Business Volume of Huawei Group’s Software Outsourcing Business awarded to the JVCO in the next year so as to increase the Percentage of Non-Huawei Group Business Volume in the Business Volume of the JVCO to 50% or higher in the next year.

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(3)	Expenses

Except as expressly provided in this Agreement and except as otherwise provided by the laws, all costs and expenses, including the fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement (including the costs and expenses resulting from or arising out of the establishment of the Predecessor Entity by iSoftStone and the contribution of assets and business, the transfer of obligation to the Predecessor Entity pursuant to Section 3.1) shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

(4)	Transition Services

The personal office equipment and other shared office assets used by the individuals who shall be contributed by the Parties to the JVCO pursuant to Sections 3.1 (3)-4) and 12.2(2) hereof (including but not limited to computers, servers, furniture, IP licenses (unless otherwise agreed by the Parties to the JVCO) and office space improvements; a list of personal office equipment and other shared office assets is set forth in Section 1.2 of Appendix V) shall be made available to the JVCO upon its incorporation by the contributing Party free of charge, but the title to such office equipment shall be retained by the contributing Party.

If the JVCO needs to pay any fee to a third party for any other office equipment or office space improvements which are needed by the JVCO and to be solely used by the JVCO, the JVCO shall purchase the same at its own cost after considering the supplies and demands on the domestic and overseas markets. If a fee is payable to a third party and the use of such equipment or space is to be shared with an Affiliate of iSoftStone, upon the payment of the fee to the third party by such Affiliate of iSoftStone, the JVCO shall contribute to the amount of such fee in proportion to its use of office space.

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If no fee is payable to a third party, the Parties to the JVCO shall provide the JVCO with such equipment or space without additional fee until the JVCO has the requisite working conditions. Any additional request for office space conditions after the establishment of the JVCO shall be solved by the JVCO at its own cost.

As an independent operation, the JVCO shall have an entirely independent platform of operation and management consisting of finance, HR, administration, resources management, project management and marketing and sales and shall gradually improve its functions in operation and management; however, as a subsidiary of iSoftStone Group, the JVCO will share the necessary management functions of iSoftStone Group and bear the relevant costs thereof. The division and sharing of management functions and sharing of costs between iSoftStone Group and the JVCO will be determined and implemented according to the Transition Service Agreement between both Parties.

(5)	Division of Liabilities regarding Contributed Personnel

The Parties to the JVCO agree and undertake that upon or after the transfer of employees to the Predecessor Entity and the JVCO pursuant to Sections 3.1(3)-4) and 12.2(2) hereof, if due to any amendment, cancellation or termination of the Employment Agreement with any such employee, certain economic compensation shall be paid to such employee pursuant to the Labor Law, the Labor Contract Law and other applicable laws, the Predecessor Entity or the JVCO shall only pay the economic compensation for the period from the execution of an Employment Agreement between the Predecessor Entity or the JVCO and such transferred employee until the cancellation or termination of the Employment Agreement by the Predecessor Entity or the JVCO. Any economic compensation, indemnity or other outstanding and unpaid expenses which are payable to a transferred employee for the period prior to the execution of the Employment Agreement between the Predecessor Entity or the JVCO and the transferee employee shall be borne by the Parties to the JVCO. If for any reason the said expenses are paid by the Predecessor Entity or the JVCO, the Parties to the JVCO shall indemnify and hold the Predecessor Entity or the JVCO harmless against such expenses.

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From the date of execution of an Employment Agreement or a Position Contract by the Predecessor Entity or JVCO and a transferred employee (the “Date of Transfer”), the Predecessor Entity and the JVCO shall have such liabilities as those to be assumed by an employer. Prior to the Date of Transfer, the transferring party shall have the liabilities of an employer for the transferred employees and any dispute between the transferring party and the transferred employees for any reason arising prior to the Date of Transfer shall be resolved by the transferring party without any liability to the Predecessor Entity and the JVCO. If the Predecessor Entity and the JVCO assume any liabilities or suffer any losses due to the dispute between the transferring party and the transferred employees for any reason arising prior to the Date of Transfer, the transferring party shall indemnify and hold the Predecessor Entity and the JVCO harmless against such liabilities and losses.

12.3.2	iSoftStone’s Covenants and Undertakings

(1)	For the purpose of this Agreement, during the term of the JVCO, the JVCO shall, within the business scope of the JVCO agreed herein, have the right to use without a fee the symbols, names, trademarks, domain names and all other intellectual property rights owned by iSoftStone Group and the intellectual property rights that may be licensed by the iSoftStone Group to the JVCO for free with the consent of a third party, as required by the conduct of the business within the business scope of the JVCO, such as patents, development software and tools. The intellectual property rights referred to in this paragraph exclude such Intangible Assets that iSoftStone will transfer to the Predecessor Entity for free and relate to the Business Contributed by iSoftStone Group as described in Section 3.1(3)-2) hereof and the Intangible Assets for which iSoftStone has paid a third party and which will be made available to the JVCO as agreed by the parties in the Transition Service Agreement (subject to such terms on sharing of costs for such Intangible Assets as agreed upon by the parties in the Transition Service Agreement).

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(2)	Prior to the execution of this Agreement, iSoftStone shall disclose to Huawei any contract, agreement, letter of intent and other document of legally binding effect in connection with the business contributed by iSoftStone Group to the JVCO and the original copies of such documents shall be provided at the request of Huawei. If any of such documents disclosed or provided by iSoftStone involves any major risk, and will or may cause substantial losses to the JVCO, iSoftStone Group shall inform Huawei.

(3)	Any dispute arising out of the contributed business for any reason prior to the Business Transfer shall be resolved by iSoftStone Group without any liability to the Predecessor Entity or the JVCO. If the Predecessor Entity and the JVCO assume any liabilities or suffer any losses as a result, iSoftStone shall indemnify and hold the Predecessor Entity or the JVCO harmless against such liabilities and losses.

(4)	If any person files or threatens to file any lawsuit against the Predecessor Entity or the JVCO which (i) claims misappropriation or infringement of the Intangible Assets listed in Section 1.1 of Appendix V, (ii) challenges the rights of the Predecessor Entity or the JVCO to use, exercise or license any of such Intangible Assets in the field of use, or (iii) challenges the title, validity or enforceability of any of such Intangible Assets in the field of use, iSoftStone shall indemnify and hold the Predecessor Entity or the JVCO harmless against any losses incurred therefrom.

(5)	iSoftStone shall ensure the operating cash flow of the JVCO, which means iSoftStone shall provide assistance and support in loans and financing necessary for ensuring a reasonable cash flow of the JVCO.

12.3.3	Huawei’s Covenants and Undertakings

(1)	For the purpose of this Agreement, Huawei will provide supports to the JVCO by means of training, tutorship, technology support and other methods in Huawei’s good practices of quality management, R&D management and HR management.

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(2)	With respect to the contracts relating to the Business Volume contributed by Huawei to the JVCO as listed in Appendix II, if iSoftStone is not a contractor of the business prior to such contribution, Huawei shall inform iSoftStone Group and the JVCO of any major risks contained in such contracts.

(3)	For the purpose of this Agreement, Huawei agrees to make supportive policies available to the JVCO. In addition to the Business Volume contributed by Huawei to the JVCO as set forth in Appendix II, Huawei as a shareholder of the JVCO shall provide reasonable supports in the business growth of the JVCO. The supportive policies offered by Huawei to the JVCO shall include but are not limited to: (a) support in the aspects of billing rate increase, gross margin, amount of orders (subject to satisfaction of quality requirements) and shortening payment cycle; (b) from 2015, discussion with iSoftStone in good faith to determine the Business Volume of Huawei Group’s Software Outsourcing Business contracted to the JVCO during the first year thereafter; (c) subject to quality requirements, providing fair and equitable opportunities made available by Huawei to other service providers in competing for Huawei’s software outsourcing business. (See Appendix VI hereto for the detailed supportive policies and measures).

(4)	Huawei shall cause the Board of Directors to support the JVCO’s requests for loans and financings necessary for ensuring a reasonable cash flow.

Section 13    Non-Competition

13.1	JVCO

During the period when Huawei remains a shareholder of the JVCO, without the written consent of the directors nominated by Huawei, the JVCO may not undertake any business from a restricted company of the Huawei Group (see Appendix I for the list of restricted companies of the Huawei Group).

13.2	Non-compete covenants

iSoftStone undertakes that from the JVCO’s Date of Incorporation and during the period when Huawei remains a shareholder of the JVCO, it shall ensure and shall cause to be ensured that:

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(1)	iSoftStone Group will not conduct the Business Contributed by iSoftStone Group to the JVCO, with the exceptions that (a) the case described in Section 3.1(3)-1)-b); (b) iSoftStone Group may continue to conduct the business not contributed to the JVCO; and (c) the product distribution and system integration services provided by iSoftStone Group for major international IT service providers such as Microsoft, HP and IBM towards non “Technology and Communications Clients.” For the avoidance of ambiguity, the Parties to the JVCO acknowledge that the businesses and teams acquired by iSoftStone Group involving Technology and Communications Clients prior to the completion of the contribution of the Business Contributed by iSoftStone Group to the JVCO shall be contributed to the JVCO without consideration within three months (or any other period agreed upon by the Parties to the JVCO) after the closing of such acquisition. Prior to such contribution (see the list of acquisitions in Section 1.3 of Appendix V) of all the obligations (including but not limited to obligations to pay any purchase consideration) of iSoftStone Group in connection with such acquisitions to the JVCO according to the aforesaid sentence, the conduct by iSoftStone Group of the said business shall not be deemed a breach of these covenants. Notwithstanding the foregoing provisions, the Parties to the JVCO agree that if a portion of any company, team or business acquired by iSoftStone Group after the Closing Date involves the Business Contributed by iSoftStone Group, the Parties shall discuss in good-faith and fairness to contribute such portion to the JVCO and at a price agreed upon by the Parties. If the Parties to the JVCO cannot reach an agreement on the contribution within 90 Business Days, iSoftStone Group may, with Huawei’s consent, conduct the said business without being regarded breaching these covenants, or may dispose of such portion of business to a third party.

(2)	iSoftStone Group may not directly or indirectly establish a joint venture company or enter into any joint venture and cooperation arrangement of any form with a restricted company of Huawei Group.

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If iSoftStone is in breach of the covenants set forth in Section 13.2(1), Huawei and the JVCO shall have the right to claim iSoftStone to compensate the JVCO for the losses suffered by the JVCO as a result of iSoftStone’s breach of such covenants and in an amount equal to the contract value of the business conducted by iSoftStone in breach of the said covenants.

If iSoftStone is in breach of the covenants set forth in Section 13.2(2), Huawei shall have the right to claim liquidated damages against iSoftStone in the amount of RMB15,000,000. The payment of liquidated damages shall not waive Huawei’s rights to seek remedies pursuant to Section 20.2.

If an effective arbitral award or court judgment is issued against iSoftStone for its material breach of the previous paragraphs under this Section 13.2 and iSoftStone does not discontinue the said breach within 90 days of receipt of a written notice from Huawei requesting iSoftStone to discontinue such breach, Huawei shall have the right to terminate this Agreement.

Section 14    Representations and Warranties

14.1	iSoftStone’s Representations and Warranties As of the date hereof and except for any changes or exceptions acknowledged by the Parties to the JVCO in writing at the Closing Date:

14.1.1	iSoftStone is a limited liability company duly organized and validly existing under applicable laws and has full authority and capacity to execute this Agreement and perform its obligations hereunder.

14.1.2	The person who executes this Agreement on behalf of iSoftStone has been duly authorized by iSoftStone and such person’s signature affixed hereto is binding on iSoftStone.

14.1.3	The execution of this Agreement by iSoftStone does not contravene or conflict with any laws, regulations, government decisions or orders or other legally binding documents applicable to iSoftStone, or any legally binding contracts, agreements, other legal documents or covenants entered into by it with third parties.

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14.1.4	The Business Contributed by iSoftStone Group to be contributed by iSoftStone Group to the JVCO involves no major legal risks and the transfer of such business pursuant to Sections 3.1(3)-1)-a) and 3.1(3)-1)-b) hereof shall have no material adverse effect on the JVCO.

14.1.5	The revenues from the clients of iSoftStone Group relating to the Business Contributed by iSoftStone Group listed in Appendix II hereto are true, complete and accurate in all material respects.

14.1.6	The financial information provided by iSoftStone relating to the Business Contributed by iSoftStone Group is true, accurate and complete in all material respects.

14.1.7	The disclosure by iSoftStone in accordance with the disclosure schedule in Appendix V hereto is true, complete and accurate.

14.1.8	From the expiry date of disclosure period till the date hereof, the information contained in the disclosure schedule in Appendix V hereto has no major change that will have any material adverse effect on the performance of this Agreement.

14.1.9	The Intangible Assets listed in Appendix V hereto do not misappropriate or infringe on the intellectual property rights of any third party. No Person has asserted or, to the knowledge of iSoftStone, threatened to assert any action (i) claiming any of the foregoing, (ii) challenging the right of iSoftStone or any of its Affiliates to use, exercise, or license any such Intangible Assets in the field of use, or (iii) challenging the title, validity or enforceability of any such Intangible Assets in the field of use. Neither iSoftStone nor any of its Affiliates has brought any action alleging any (1) misappropriation or infringement of any such Intangible Assets in the field of use, or (2) breach of any license, sublicense or other agreement authorizing another party to use any such Intangible Assets in the field of use. To iSoftStone’s knowledge, no third party is infringing or misappropriating such intellectual property rights in the field of use. No such intellectual property right is subject to any outstanding order, judgment, decree, stipulation or binding agreement restricting the licensing or use thereof by iSoftStone or any of its Affiliates in the field of use.

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14.1.10	A true, complete and accurate disclosure has been made to Huawei prior to the Closing Date regarding the persons who currently undertaking Huawei Group’s Software Outsourcing Business and who will be transferred by iSoftStone Group to the Predecessor Entity as shown in Appendix III hereto. iSoftStone warrants that during the term of their employment with iSoftStone or the Predecessor Entity, such persons will continue to perform their duties relating to Huawei Group’s Software Outsourcing Business, unless it has been four weeks or longer since such persons ceased to undertake any Huawei Group’s Software Outsourcing Business and Huawei consents to a change of such persons’ posts. Otherwise, iSoftStone undertakes that it will cause the Predecessor Entity not to change the posts of such persons so as to enable such persons to undertake Non-Huawei Group Business included in the Business Contributed by iSoftStone Group.

14.1.11	iSoftStone undertakes that all obligations, costs and liabilities in connection with the businesses, assets and personnel contributed by iSoftStone and its Affiliates to the Predecessor Entity prior to the Closing and all obligations, costs and liabilities of the Predecessor Entity during the term of the Predecessor Entity shall be borne by iSoftStone.

14.1.12	iSoftStone undertakes that as shown by the financial reports and the audit report delivered to Huawei by the iSoftStone and Predecessor Entity pursuant to Section 4.1(2)-18), the net assets of the Predecessor Entity will be no less than the amount of capital contribution by iSoftStone as set forth in Section 2.3 above.

14.2	Huawei’s Representations and Warranties

14.2.1	Huawei is a limited liability company duly organized and legally existing under applicable laws and has full authority and capacity to execute this Agreement and perform its obligations hereunder.

14.2.2	The person who executes this Agreement on behalf of Huawei has been duly authorized by Huawei and such person’s signature affixed hereto is binding on Huawei.

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14.2.3	The execution of this Agreement, the Capital Increase and Equity Expansion Agreement and the Articles of Association by Huawei does not contravene or conflict with any laws, regulations, government decisions or orders or other legally binding documents applicable to Huawei, or any legally binding contracts, agreements, other legal documents or covenants entered into by it with third parties.

Section 15    iSoftStone’s Guarantor

15.1	Guarantee on Performance of this Agreement

iSoftStone Holdings Limited as a guarantor for iSoftStone will fulfill the guarantee on performance of this Agreement as set out below:

(1)	iSoftStone Holdings Limited hereby unconditionally and irrevocably guarantee to Huawei that iSoftStone will perform and comply with all its obligations, covenants, warranties and indemnification liabilities under this Agreement in a proper and timely manner;

(2)	If iSoftStone is in breach of this Agreement or is to assume any liability during the course of performing its obligations hereunder, iSoftStone Holdings Limited shall, at the request of Huawei, immediately and unconditionally perform the obligations and liabilities of iSoftStone under this Agreement in the manner specified herein and enable Huawei to obtain the benefits that Huawei should have obtained if iSoftStone had performed its obligations hereunder in a timely manner; however iSoftStone Holdings Limited shall have the same rights of defense as those of iSoftStone against Huawei.

15.2	Non-compete Covenants

iSoftStone Holdings Limited hereby unconditionally and irrevocably undertakes to Huawei Group and the JVCO that it will comply with the non-compete covenants set forth in Section 13.2 hereof as applicable to iSoftStone.

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15.3	Covenants on Business Development Supports

iSoftStone Holdings Limited undertakes that it will ensure and will cause to be ensured that iSoftStone Group provides the JVCO with the necessary supports to enable the JVCO to continuously grow the Business Contributed by iSoftStone Group, in particular the Non-Huawei Group Business contributed by iSoftStone to the JVCO.

15.4	Representations and Warranties

iSoftStone Holdings Limited represents and warrants to Huawei and the JVCO that:

(1)	it has full authority and capacity to execute this Agreement and perform its obligations hereunder;

(2)	The person who executes this Agreement on behalf of it has been duly authorized by it and such person’s signature affixed hereto is binding on it;

(3)	The execution of this Agreement by it does not contravene or conflict with any laws, regulations, government decisions or orders or other legally binding documents applicable to it, or any legally binding contracts, agreements, other legal documents or covenants entered into by it with third parties.

15.5	Other Covenants

iSoftStone Holdings Limited shall have the same confidentiality obligations as those of iSoftStone for the Transaction.

In the event of any controversy or dispute arising out of this Agreement between iSoftStone Holdings Limited and Huawei, both parties agree to resolve such controversy or dispute pursuant to Section 20.2 hereof.

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Section 16    Finance and Accounting

16.1	Accounting System

(1) The JVCO shall have a Chief Financial Officer (CFO) as its finance head who will be responsible for the financial management of the JVCO under the leadership of the CEO.

(2) The accounting systems and procedures to be adopted by the JVCO shall be submitted to the Shareholders’ Meeting for approval. The CEO and CFO shall formulate the accounting systems and procedures in accordance with the then-in-effect Accounting Standards for Business Enterprises as implemented in China and any supplementary rules thereof. The accounting systems and procedures to be adopted by the JVCO shall be submitted to the Shareholders’ Meeting for approval. Once approved by the Shareholders’ Meeting, the accounting systems and procedures shall be filed with the government entities having competent jurisdiction over the JVCO and with local finance and tax authorities. The JVCO shall maintain its accounts on an accrual basis and use the debit-credit bookkeeping method. In addition, in consideration of the JVCO as a subsidiary of iSoftStone Holdings Limited and to meet the requirements on financial accounting and reporting imposed on iSoftStone Holdings Limited as a US-listed company, the JVCO shall maintain its accounts and set of books pursuant to the requirements of accounting principles generally accepted in US.

(3) All accounting books and statements of the JVCO shall be prepared and maintained in Chinese. All important financial and accounting documents, records and statements shall be approved and signed by the CFO and the Controller. Any specific matter requested by the CEO shall be approved by the CEO as evidenced by his signature. The division of responsibilities and authorities between the CFO and the Controller shall be determined by the Board of Directors of the JVCO.

16.2	Audit

The JVCO shall engage an accounting firm registered in China as its auditor to audit the annual financial reports of the JVCO. Within one hundred and twenty (120) days after the end of each Fiscal Year, the JVCO shall submit to the Parties to the JVCO the financial statements for that year (including audited income statement, balance sheet and cash flow statement) and the auditor’s report prepared by the accounting firm. Prior to the 15th day of each month, the JVCO shall provide to the Parties to the JVCO the JVCO’s monthly financial report of the previous month.

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iSoftStone and/or Huawei shall have the right to audit the financial statements of the JVCO. Within ten Business Days after a written request for such audit is made by iSoftStone and/or Huawei to the JVCO, the JVCO shall provide all relevant materials required by iSoftStone and/or Huawei to facilitate the auditing process. The JVCO shall, as required by this Section 16.2, cooperate with the accounting firm designated by iSoftStone in the audit of the quarterly and yearly financial statements prepared in according with the accounting principles generally accepted in US. The audit costs shall be borne by the party requesting such audit.

Section 17    Termination

17.1	Early Termination

17.1.1 This Agreement shall terminate upon the expiry of the term of the JVCO, unless extended upon an agreement among the Parties to the JVCO, or in the event of an early termination as prescribed herein or under any of the circumstances below; however, a Party proposing an early termination shall give a written notice to the Other Party to the JVCO pursuant to the provisions of Section 17.2 below in order to effect the termination of this Agreement.

(1)	If a Party to the JVCO commits a material breach of its obligations hereunder and if the circumstance under which a Party may terminate this Agreement is specified herein, the non-breaching Party has the right to terminate this Agreement if such material breach is not rectified to the satisfaction of the non-breaching Party within two (2) months of its notice to the breaching Party concerning the breach;

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(2)	The JVCO is bankrupt, or becomes the target of any liquidation or dissolution process, or suspends its operation, or is unable to pay its debt when they fall due;

(3)	If a Party to the JVCO breaches this Agreement by transferring its interest in the JVCO, the non-breaching Party shall have the right to terminate this Agreement.

17.1.2 Upon a termination of this Agreement, without violating the provisions of Section 7.1 hereof, the interest held by the Parties in the JVCO may be disposed of in any of the manners set forth below:

(1)	transfer by a Party to the JVCO of all its interest in the JVCO to the other Party;

(2)	disposal of such interest through other exit methods agreed upon by the Parties to the JVCO.

17.1.3 Upon a termination of this Agreement, if the Parties to the JVCO fail to agree upon the method of disposal set forth in Section 17.1.2 above within three months of such termination and the termination is not due to a material breach by Huawei, Huawei shall, from the commencement date of “put option” (the date on which an asset appraisal report for the JVCO is issued by an asset appraiser engaged by the Parties to the JVCO) have the right to sell its interest in the JVCO to iSoftStone at a fair market value to be determined in the asset appraisal report issued by the asset appraiser engaged by the Parties to the JVCO. If a termination of this Agreement is due to a material breach by Huawei and the Parties to the JVCO fail to agree upon the method of disposal set forth in Section 17.1.2 above within three months of such termination, iSoftStone shall, from the commencement date of “put option” (the date on which an asset appraisal report for the JVCO is issued by an asset appraiser engaged by the Parties to the JVCO) have the right to purchase the interest held by Huawei in the JVCO at a fair market value to be determined in the asset appraisal report issued by the asset appraiser engaged by the Parties to the JVCO.

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17.2	Notification Procedures

If a Party to the JVCO gives a notice of termination of this Agreement pursuant to Section 17.1 hereof, the Parties to the JVCO shall commence negotiation within one (1) month after the notice is given and endeavor to eliminate the cause leading to the proposed termination. If no solution can be reached to the satisfaction of the Parties within one (1) month after the commencement of negotiation, the Parties to the JVCO shall seek alternative methods within the following one (1) month. If no solution is obtained within such month or if the Party receiving the said notice refuses to enter into negotiation within the aforesaid period, the notifying Party may terminate the Agreement by sending a written termination notice to the other Parties.

Section 18    Confidentiality

18.1	Confidentiality Obligations of the Parties

(1)	During the negotiations in connection with this Agreement and at any time during the term of the JVCO, a Party to the JVCO may disclose its proprietary information and other information deemed confidential by it to the other Parties. Moreover, during the term hereof, the Parties to the JVCO may from time to time obtain the confidential information and proprietary information regarding the operation of the JVCO. The Parties to the JVCO receiving such information undertake:

(a)	to keep such information confidential;

(b)	not to disclose such information to any person or entity, except any disclosure to any employees who have the need to know such information for performing their duties and to any intermediaries who act for the benefit of the Parties; and

(c)	not to use such information unless for the benefit of the JVCO.

(2)	The information set forth in sub-clause (1) above shall not include:

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(a)	any information that is shown by documentary evidence to have been known by the receiving Party prior to disclosure by the disclosing Party;

(b)	any information that is disclosed in a legitimate manner or is shown by evidence that access to such information is made available to the public in a legitimate manner;

(c)	any information that is shown by evidence that the receiving Party obtains such information from a third party who has no confidentiality obligations regarding such information; or

(d)	any information independently developed by the receiving Party without reference to the information disclosed by the disclosing Party.

(3)	The Parties to the JVCO shall inform the responsible persons, directors, officers and other employees receiving such information of the existence of the obligations set forth in the sub-clause (1) above and the importance to comply with those obligations.

(4)	The provisions of sub-clause (1) above are not applicable to any disclosure required by laws and regulations or under the requirements of the U.S. Securities and Exchange Commission or New York Stock Exchange, but the disclosing Party shall, within a reasonable period of time prior to such disclosure or filing, consult with the other Party in connection thereto (a consent shall not be unreasonably withheld by a Party to the JVCO) and to the extent permitted by the applicable laws, regulations and regulatory requirements, use commercially reasonable efforts to seek from the third party requiring such disclosure any covenants on confidentiality. Notwithstanding the foregoing provisions, the parties hereto acknowledge and agree that iSoftStone Holdings Limited may disclose to or file with the U.S. Securities and Exchange Commission or the New York Stock Exchange this Agreement and the proposed terms and appendices hereof pursuant to the requirements of such organization.

(5)	Subject to the provisions of sub-clause (4) above, without written consent of the other Party (such written consent shall not be unreasonably withheld by such Party), none of the Parties to the JVCO shall release any information concerning the Transaction hereunder in any press release, professional or commercial publications, marketing materials or any other public information releases.

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Section 19    Force Majeure

19.1	Force Majeure

“Force Majeure” means any event that cannot be controlled, foreseen, prevented or overcome, which arises after the effective date hereof and prevents any party from performing this Agreement, including but not limited to any earthquake, typhoon, flood, fire, war, epidemic disease, riot or disturbance, violent activity, order of any government authority, or other event that cannot be foreseen, prevented or controlled, including any event of Force Majeure that is generally accepted in international business practices.

19.2	Program to Deal with an Event of Force Majeure

If there occurs any event of Force Majeure, the performance of the contractual obligations of any party hereto on which such event has had an impact shall be suspended during the delay caused by such event, for which no penalty shall be imposed on such party, and the period of performance of such obligations shall be automatically extended for as long as the suspension lasts.

The party that alleges the occurrence of an event of Force Majeure shall promptly serve a written notice thereof to the other Parties and provide adequate evidence to prove the occurrence and duration of such event of Force Majeure within fifteen (15) days thereafter. The party that alleges the occurrence of an event of Force Majeure shall also use all reasonable efforts to eliminate and terminate such event of Force Majeure.

Upon occurrence of any event of Force Majeure, the Parties to the JVCO shall promptly consult with one another to seek a fair solution and use all reasonable efforts to mitigate the effects of such event of Force Majeure to the greatest extent possible.

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Section 20    Breach of Contract and Remedy

20.1	Breach of Contract

If any Party to the JVCO refuses to perform, partially performs, delays in the performance of, or fails to properly perform any of its obligations hereunder and fails to make a rectification thereof upon receipt of a written request therefor from the other Parties, it shall be deemed to be in breach of contract. If any representation or warranty made by any Party to the JVCO hereunder proves to be incomplete or untrue, such party shall also be deemed to be in breach of contract.

20.2	Remedy for Breach of Contract

If any party hereto (the “Breaching Party”) is in breach of contract, the non-breaching Parties shall have the right to take one or several of the following remedies to safeguard their rights:

(1) to require that the Breaching Party carry out a specific performance;

(2) to suspend the performance of their obligations until the Breaching Party has rectified its breach of contract, in which case such suspension by the non-breaching Parties in accordance with the provisions of this paragraph shall not constitute a failure to perform or a delayed performance of their obligations hereunder;

(3) to terminate this Agreement unilaterally with a written notice in accordance with the conditions for termination of an agreement as prescribed in PRC laws and such notice of termination shall be effective as of the date it is sent;

(4) to require that the Breaching Party compensate the non-breaching Parties for any and all economic losses they may incur as a result, including such expenses as the non-breaching Parties may actually incur in connection with the Transaction (excluding any other foreseeable economic losses) as well as such expenses as they may incur in connection with any legal or arbitral proceedings in which they may be involved as a result;

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(5) any and all gains the Breaching Party may have made as a result of its breach of contract shall be paid as compensation to the non-breaching Parties ; and

(6) any other remedy as prescribed in laws, regulations and this Agreement.

The rights and remedies as provided for herein shall be cumulative and shall not be exclusive of any other rights or remedies as prescribed in laws.

Section 21    Governing Law and Dispute Resolution

21.1	Governing Law

The validity, interpretation and performance hereof shall be governed by the laws of the People’s Republic of China currently in effect.

21.2	Dispute Resolution

If any dispute arises out of or relating to this Agreement, the Parties to the JVCO shall first make efforts to resolve such dispute through friendly consultation. If such dispute has failed to be resolved through consultation within sixty (60) days after one party hereto served a written notice of request for commencement of such consultation, any party may refer such dispute to the Shenzhen Arbitration Commission for resolution through arbitration in Shenzhen in accordance with the arbitration rules of this commission in effect at the time such arbitration is initiated and this commission shall make a final award thereon. The arbitral tribunal shall be composed of three arbitrators, of whom one shall be appointed by each of the Parties to the JVCO and the third one shall serve as the presiding arbitrator, who shall be jointly appointed by the arbitrators to be appointed by each of the Parties to the JVCO. The arbitral award shall be final and binding on the Parties to the JVCO. The Parties to the JVCO agree to be bound by the arbitral award and act in accordance with such award. Any and all expenses that may be incurred in connection with such arbitration shall be borne by the losing party or otherwise determined by the arbitral tribunal.

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When any dispute has arisen, each of the Parties to the JVCO shall continue to exercise its other rights and obligations hereunder than those in dispute while the consultation or arbitration with respect to such dispute is in progress.

Section 22    Notice and Delivery

22.1	Method of Notice and Time of Delivery

Any and all notices or written communications hereunder any Party hereto sends to the other Parties shall be in Chinese and promptly sent or posted to the relevant party by hand, fax, or courier service. When delivered by hand, a notice or written communication shall be deemed to be delivered when the recipient signs an acknowledgement of receipt; if sent in letter form by a courier service, a notice or communications sent hereunder shall be deemed to be delivered six (6) days after such letter is delivered to the courier service; and, if sent by fax, a notice or communication shall be deemed to be delivered on the date it is sent.

22.2	Notice Address

All notices and communications shall be sent to the postal addresses of the Parties and iSoftStone’s guarantor as listed in Appendix VII hereto until one Party sends to the other Parties a written notice of any change in its address.

Section 23    Other Provisions

23.1	Effectiveness

This Agreement shall become effective as soon as the legal representatives or authorized representatives of the Parties to the JVCO have affixed their signatures and seals hereto.

23.2	Amendment, Modification, and Termination

This Agreement shall not be amended, modified, or terminated till the Parties hereto have given consent thereto and executed a written agreement thereon.

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23.3	Waiver

No waiver shall be effective except in writing. To the extent permitted under PRC laws, a party’s failure to exercise or delay in exercising any of its rights or remedies hereunder shall not constitute a waiver thereof, neither shall a party’s partial exercise of any of its rights or remedies hereunder prevent it from exercising any of its other rights or remedies.

23.4	Effect of Appendixes

The body of this Agreement and the appendixes hereto shall constitute an integral whole and shall have equal legal effect.

23.5	Assignability

Without the previous written consent of the Parties to the JVCO, no party shall assign in whole or in part any of its rights or interests hereunder.

23.6	Severability

If one or several provisions hereof or any other document related hereto are deemed to be invalid, illegal or unenforceable under applicable laws, the validity, legality and enforceability of the other provisions shall not be affected or damaged but shall remain in full force and effect; and the Parties to the JVCO shall promptly make a replacement with such provisions as are valid, legal, enforceable, and embody the intent of those invalid, illegal or unenforceable ones as closely as possible.

23.7	Counterparts

This Agreement is executed in eight original counterparts, all in Chinese, of which two shall be kept by each of the Parties to the JVCO, one shall be kept by iSoftStone’s guarantor, and the remainder shall be used to complete the procedures for approval, registration and/or filing for the record with the competent authorities of the government, and all such counterparts shall have equal effect and validity.

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(There is no text on this page, which is the signature page of this Agreement)

IN WITNESS WHEREOF, this Agreement has been executed by the Parties to the JVCO and iSoftStone’s guarantor as set forth below as of the date and at the venue first written above.

iSoftStone Information Technology (Group) Co., Ltd. (Seal)

Authorized Representative:

Signature: /s/ Tianwen Liu

Huawei Technologies Co., Ltd. (Seal)

Authorized Representative:

Signature: /s/ Ping Guo

iSoftStone Holdings Limited (Seal)

Authorized Representative:

Signature: /s/ Tianwen Liu

Appendix I    List of Restricted Companies

1. The restricted companies of Huawei Group:

* * *

2. The restricted companies of iSoftStone Group include the following companies and their Affiliates around the world:

* * *

*** Confidential Provisions omitted and filed separately with the Commission.

Appendix II    List of Contributed Business

1. Business contributed by iSoftStone

* * * [2 pages omitted]

2. Business Volume contributed to the JVCO by iSoftStone and Huawei from 2013 to 2015 is as set forth in the following table:

* * *

*** Confidential Provisions omitted and filed separately with the Commission.

Appendix III    List of Personnel Contributed by iSoftStone

[NOTE: Omitted as immaterial is (1) a list of current employees of iSoftStone that are currently undertaking Huawei Group’s Software Outsourcing Business and will be contributed by iSoftStone to the JVCO, and (2) a list of current employees of iSoftStone that are deemed managerial and key employees to be contributed by iSoftStone to the JVCO. The Company agrees to furnish supplementally a copy of this schedule to the Commission upon request.]

Appendix IV    Business Plan of the JVCO

* * * [22 pages omitted]

*** Confidential Provisions omitted and filed separately with the Commission.

Appendix V    iSoftStone’s Disclosure Schedule

Information on the assets involved in Business Contributed by iSoftStone Group:

* * * [3 pages omitted]

1.2	List of personal office equipment and other shared office assets

[NOTE: Omitted as immaterial are lists of electronic devices, furniture and decorations, IT department assets, and exclusive assets to be contributed by iSoftStone to the JVCO. The Company agrees to furnish supplementally a copy of this schedule to the Commission upon request.]

* * * [3 pages omitted]

*** Confidential Provisions omitted and filed separately with the Commission.

Appendix VI    Huawei’s Detailed Supportive Policies

* * * [2 pages omitted]

*** Confidential Provisions omitted and filed separately with the Commission.

Appendix VII    Postal Addresses

iSoftStone Information Technology (Group) Co., Ltd.

Contact Person: Ying Huang

Address:	International Software Plaza, Building No. 9, Zhongguancun Software Park, No. 8 West Dongbeiwang Road, Haidian District, Beijing

Postal Code: 100193

Fax: +86 10 5874 9001

Huawei Technologies Co., Ltd.

Contact Person: * * *

Address:	Enterprise Development Department of Huawei Industrial Base, Bantian, Longgang District, Shenzhen, Guangdong

Postal Code: 518000

Fax: * * *

iSoftStone Holdings Limited

Contact Person: Ying Huang

Address:	International Software Plaza, Building No. 9, Zhongguancun Software Park, No. 8 West Dongbeiwang Road, Haidian District, Beijing

Postal Code: 100193

Fax: +86 10 5874 9001

*** Confidential Provisions omitted and filed separately with the Commission.